EXHIBIT 2
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            FOR IMMEDIATE RELEASE - CALGARY, ALBERTA - MARCH 4, 2004
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                       BAYTEX ENERGY TRUST ANNOUNCES 2003
                   CANADIAN AND UNITED STATES TAX INFORMATION


Baytex Energy Trust (TSX-BTE.UN) of Calgary, Alberta is pleased to announce the 2003 tax treatment on distributions for unitholders in Canada and the United States.

CANADIAN UNITHOLDERS

For the 2003 taxation year, the treatment of distributions is 85.55% return on capital (taxable income) and 14.45% return of capital (tax deferred) for Canadian unitholders.

For purposes of the Canadian Income Tax Act, Baytex Energy Trust (the "Trust") is a mutual fund trust. Each year, an income tax return is filed by the Trust with the taxable income allocated to, and taxable in the hands of unitholders. Distributions paid by the Trust are both a return of capital (i.e. a repayment of a portion of the investment) and a return on capital (i.e. income). The allocation between these two streams is dependent upon the tax deductions that the Trust is entitled to claim against royalty and interest income received and any income the Trust earns directly. The level of these tax deductions is primarily driven by COGPE (Canadian Oil and Gas Property Expense) representing the cost of acquiring the royalty from the operating company or the Trust's direct investment in revenue producing property.

Each year the taxable income portion, or return on capital, is calculated and reported in the Trust's T3 return and allocated to each unitholder who received distributions in that taxation year on the T3 Supplementary forms, which are mailed to unitholders before March 31st. Registered unitholders will receive a T3 Supplementary form directly from the transfer agent. Beneficial unitholders will receive a T3 Supplementary form from their broker or other intermediary. The T3 slip will report only the taxable income component. This income is taxed in the same manner as interest income. The tax deferred, or return of capital, portion impacts the unitholder's cost base of the units, and an adjusted cost base (ACB) should be calculated. The difference between a unitholder's ACB and any disposition price should be reported as a capital gain.

Canadian unitholders who hold their investment in a Registered Retirement Savings Plan, Registered Retirement Income Fund, Deferred Profit Sharing Plan or Registered Education Savings Plan need not report any income related to trust unit distributions on their 2003 income tax return.

Unitholders should always seek qualified tax advice.

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Baytex Energy Ltd.
Press Release
March 4, 2004                                                        Page 2 of 3
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The following table sets out the tax treatment of the Canadian 2003 monthly distributions:

                                  Taxable Amount  Tax Deferred         Total
Payment Date      Record Date        (Income)        Amount        Distributions
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 Oct. 15/03       Sept. 30/03         $0.1283        $0.0217          $0.1500
 Nov. 17/03       Oct. 31/03          $0.1283        $0.0217          $0.1500
 Dec. 15/03       Nov. 28/03          $0.1283        $0.0217          $0.1500
 Jan. 15/04       Dec. 31/03          $0.1283        $0.0217          $0.1500
                                  ----------------------------------------------
                                      $0.5132        $0.0868          $0.6000
                                  ==============================================

UNITED STATES UNITHOLDERS

For the 2003 taxation year, the Trust has calculated that all 2003 distributions are taxable as dividends. None of the 2003 distributions are a tax deferred reduction to the cost of units for tax purposes. The Trust is of the view that the dividends qualify for the lower U.S. tax rate of 15%.

The Trust is treated as a corporation for United States tax purposes. For unitholders resident in the United States, taxability of distributions is calculated using U.S. tax rules which allow for various deductions including accounting based depletion. The taxable portion of the monthly distribution is determined annually by the Trust based upon current and accumulated earnings in accordance with U.S. tax law. The taxable portion is considered a dividend for tax reporting purposes and U.S. unitholders should receive a Form 1099 or facsimile detailing the total distribution received, the amount withheld, and the taxable portion. The Trust is not required to file a Form 1099 and is providing this information in lieu of that requirement. Some unitholders will receive 1099s from their brokers and others may not. Information on the 1099s issued by the brokers may not accurately reflect the information in this press release for a variety of reasons. Investors should consult their brokers and tax advisors to ensure that the information presented here is accurately reflected on their tax returns.

The non-taxable portion of the cash distribution, if any, is treated as a return of the cost base. This cost base is reduced by this accumulated amount when computing gains or losses at time of disposition. Once the full amount of the cost base has been recovered, any additional non-taxable distributions should be reported as capital gains.

Unitholders who are not residents of Canada for income tax purposes are encouraged to seek advice from a qualified tax advisor in the country of residence for the tax treatment of distributions. Monthly distributions payable to non-residents of Canada are normally subject to a withholding tax of 25% as prescribed by the Income Tax Act of Canada. This withholding tax may be reduced in accordance with reciprocal tax treaties, and in the case of the Tax Treaty between Canada and the United States, the withholding tax for residents of the United States is prescribed at 15%. U.S. taxpayers may be eligible for a foreign tax credit with respect to the Canadian withholding taxes paid.

Baytex Energy Trust is ranked amongst the top five conventional oil and gas income trusts by production in Canada. The Trust is focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Trust units of Baytex Energy Trust are traded on the Toronto Stock Exchange under the symbol BTE.UN.

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Baytex Energy Ltd.
Press Release
March 4, 2004                                                        Page 3 of 3
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FOR FURTHER INFORMATION, PLEASE CONTACT:

Ray Chan, President & C.E.O.                    Telephone: (403) 267-0715
Dan Belot, Vice-President, Finance & C.F.O.     Telephone: (403) 267-0784

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca